

November 7, 2024

Todd M. Cello
Chief Financial Officer
TransUnion
555 West Adams
Chicago, IL 60661

      Re: TransUnion
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-37470

Dear Todd M. Cello:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Finance